One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com EDWIN BATISTA edwin.batista@dechert.com +1 617 728 7165 Direct

April 1, 2025

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)
Post-Effective Amendment No. 72
File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 72 to the Registrant’s registration statement on Form N-1A under the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 72 was filed for the purpose of registering shares of Harbor Emerging Markets Select Equity ETF (now Harbor Emerging Markets Select ETF), Harbor Emerging Markets Equity ETF, Harbor International Equity ETF, Harbor Mid Cap Core ETF, Harbor Mid Cap Value ETF, Harbor SMID Cap Core ETF, Harbor SMID Cap Value ETF, and Harbor Transformative Technologies ETF (each, a “Fund” and, collectively, the “Funds”) as new series of the Registrant.

Set forth below are the Staff’s verbal comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in PEA No. 72.

COMMENT 1:	To the extent the filing contains blank or bracketed information, please confirm the Registrant will file a complete registration statement in its next amendment.

Response:	The Registrant confirms that it will file a complete registration statement in its next amendment.

COMMENT 2:	Please provide responses as soon as possible but at least within five business days prior to the date of effectiveness.

Response:	The Registrant acknowledges this comment.

April 1, 2025 Page 2

COMMENT 3:	Comments are global and apply to identical or similar pieces of disclosure in the filing.

Response:	The Registrant acknowledges this comment and has responded accordingly.

COMMENT 4:	If you determine to decline a comment, please explain your position including your well-reasoned legal arguments in support of your views.

Response:	The Registrant acknowledges this comment and has responded accordingly.

COMMENT 5:	Please do not rephrase comments to state they are for consideration unless the Staff explicitly says the comments are for consideration.

Response:	The Registrant acknowledges this comment and confirms that it has not so rephrased the Staff’s comments.

Harbor Emerging Markets Select Equity ETF

COMMENT 6:	The term “equity” is included in the Fund’s name. Please specify the types of equity securities that will be included in the Fund’s Rule 35d-1 80% basket. If the Fund’s 80% basket will consist of common stock of emerging market issuers, please state that in plain English.

Response:

The Registrant has removed the term “equity” from the Fund’s name and therefore has also removed equity securities from the 80% policy, as they are no longer required to be included in that policy. The Fund’s revised name is Harbor Emerging Markets Select ETF. The Registrant has revised the disclosure as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in ~~equity~~ securities of companies economically tied to~~located in~~ emerging market countries, which the Fund defines as those countries included in the MSCI Emerging Markets Index (the “Index”). The investment strategy utilized by C WorldWide Asset Management Fondsmaeglerselskab A/S, the Fund’s subadvisor (the “Subadvisor”), identifies equity securities of companies of all market capitalizations for potential investment~~focuses on identifying companies with market capitalizations of at least $500 million at the time of acquisition~~.”

COMMENT 7:	With respect to the statement that the Fund’s Subadvisor “focuses on identifying companies with market capitalizations of at least $500 million at the time of acquisition,” please revise to delete vague and ambiguous terms such as “focuses on” and state the specific capitalizations of issuers in which the Fund will invest principally and add correlating risk disclosure.

Response:	The Registrant has incorporated this comment and revised the disclosure as set forth in response to Comment 6.

April 1, 2025 Page 3

COMMENT 8:	The Staff notes that the Fund lacks disclosure regarding investments in small and micro cap stocks. The Staff notes that it considers stocks of issuers with market capitalizations below $1 billion to be micro cap stocks. Please add disclosure regarding the Fund’s ability to invest in micro cap and/or small cap stocks.

Response:

The Registrant has incorporated this comment by removing its risk disclosure regarding investments in specific market capitalizations and adding the following Item 4 risk disclosure:

“Market Capitalization Risk: The Fund may invest in companies of any market capitalization. Securities of smaller companies are usually less stable in price and less liquid than those of larger, more established companies. Smaller companies may have limited product lines, markets and financial resources. Additionally, small- and mid-cap stocks may fall out of favor relative to large cap stocks, which may cause the Fund to underperform other equity funds that focus on larger capitalized companies. Likewise, large cap stocks may fall out of favor relative to small- and mid-cap stocks, which may cause the Fund to underperform other equity funds that focus on smaller capitalized companies.”

COMMENT 9:	With respect to the statement “[t]hese companies are characterized by their ability to generate high relative returns on invested capital over the long term,” please define in plain English what is meant by “high relative returns” and indicate the source of that definition.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“In seeking to identify companies for the Fund’s portfolio, the Subadvisor conducts qualitative assessments of companies, including, among other criteria, each company’s business model, management, and financial and valuation metrics. The Subadvisor seeks to identify what it believes to be high-quality companies that are either market leaders or emerging leaders within their industries and countries. The Subadvisor characterizes these~~These~~ companies ~~are characterized~~ by their ability to generate high relative returns (as compared with those of a benchmark or peer firms) on invested capital over the long term (typically defined by the Subadvisor as five years or more). The Subadvisor aims to construct a portfolio of companies exposed to diverse structural growth themes (i.e., a variety of potential drivers of growth). The investment process generally results in a portfolio of 40-50 companies and, from time to time, may result in substantial investments in particular countries, geographic regions or sectors. Country, geographic region and sector allocations are the outcome of the Subadvisor’s stock selection process.

COMMENT 10:	With respect to the reference to “diverse structural growth themes,” if the Fund has selected any particular theme or themes for its principal investment strategy, please describe such themes in the principal investment strategy disclosure.

April 1, 2025 Page 4

Response:	The Registrant notes that the Fund is not intended to provide exposure to a particular theme, but rather themes the Subadvisor identifies over time in accordance with its investment process that arise due to current market trends. As the Subadvisor does not target exposure to a particular theme, for example, exposure to artificial intelligence, but rather exposure to growth drivers generally, the Registrant does not believe additional disclosure is necessary.

COMMENT 11:	Please confirm supplementally that the Advisor does not have recoupment rights with respect to the operating expenses it will bear on behalf of the Fund.

Response:	The Registrant confirms that the Advisor does not have recoupment rights with respect to the operating expenses it will bear on behalf of the Fund.

COMMENT 12:	Please confirm supplementally that the Fund is not targeting investment in any particular countries, geographic regions or sectors as part of its principal investment strategy.

Response:	The Registrant confirms that the Fund is not targeting investment in any particular countries, geographic regions or sectors as part of its principal investment strategy.

COMMENT 13:	Please confirm supplementally that the Fund has not established any allocation policies with respect to investments in any particular countries, geographic regions or sectors.

Response:	The Registrant confirms that the Fund has not established strict allocation polices with respect to investments in any particular countries, geographic regions or sector

COMMENT 14:	The Staff notes that the Item 9 disclosure indicates that each Fund in this prospectus uses an ESG integration strategy, whereas only the principal investment strategy disclosure for Harbor Transformative Technologies ETF describes the Fund’s investment strategy as one that involves ESG integration. Please reconcile the Item 9 disclosure regarding ESG integration with each Fund’s Item 4 strategy disclosure.

Response:	The Registrant notes that each Fund’s Item 4 strategy disclosure states that the Fund’s Subadvisor will consider certain ESG factors in making investment decisions. While only the principal investment strategy disclosure for Harbor Transformative Technologies ETF uses the term “integrates” in its ESG disclosure, the same term used in Item 9, the Registrant respectfully notes that the terms “integration” or “integrates” are not meant to describe a particular investment strategy. The Registrant respectfully believes that the Item 9 disclosure correlates to each Fund’s Item 4 strategy disclosure that describes the Funds’ ESG investment strategies in the following terms: “the Subadvisor’s assessment of a company’s business practices includes a consideration of [ESG] factors,” “the Subadvisor considers [ESG] factors” or “the Subadvisor integrates research regarding [ESG] factors.”

April 1, 2025 Page 5

COMMENT 15:	The principal investment strategy disclosure for the Fund suggests that ESG factors are considered for each of the Fund’s investments. Please reconcile this with the Item 4 risk disclosure regarding ESG risk that states “ESG factors may not be considered for every investment decision.”

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Subadvisor’s assessment of a company’s business practices includes a consideration of ~~environmental, social and/or governance (‘ESG’)~~ factors bearing on a company’s governance. In incorporating ~~ESG~~governance factors into its investment process, the Subadvisor seeks to ~~identify sustainable growth companies that follow good business practices~~invest in companies with strong management and governance structures. In the Subadvisor’s view, these are companies with strong corporate governance practices and ethics, laying the foundation for a sustainable business model. The Subadvisor’s assessment is based on its internal research as well as third-party data. The key ~~ESG~~governance considerations may vary depending on the industry, sector, geographic region or other factors and the business of each issuer. Governance factors may not be considered for every investment decision and the Fund may invest in a company that rates poorly on governance factors if it rates well on other criteria.”

COMMENT 16:	Please disclose in the Item 4 strategy disclosure that the Fund may invest in companies that score poorly on ESG criteria.

Response:	The Registrant has incorporated this comment and revised the disclosure as set forth in response to Comment 15.

COMMENT 17:	Please harmonize the Item 9 disclosure regarding equity securities that notes the Fund may invest in common stock and depositary receipts with the Item 4 strategy disclosure which states that the Fund may invest in common stock, depositary receipts and participatory notes. Please further confirm that the Fund’s investments in depositary receipts and participatory notes are part of the Fund’s principal investment strategy and revise use of the term “primarily” to “principally” as needed.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Fund invests principally~~primarily~~ in common stock~~, but~~and may also invest in depositary receipts ~~[and participatory notes]~~. The Fund may invest in foreign currencies and may engage in other foreign currency transactions ~~for investment or hedging purposes~~in connection with investments in foreign issuers.

April 1, 2025 Page 6

COMMENT 18:	With respect to the statement “[t]he Fund may invest in foreign currencies and may engage in other foreign currency transactions for investment or hedging purposes,” please define and specify the “other foreign currency transactions” in which the Fund invests principally and include attendant Item 4 risk disclosure. Further, please clarify if the use of the phrase “for investment” is meant to indicate that the Fund may engage in foreign currency transactions for speculative purposes. If so, add attendant Item 4 risk.

Response:	The Registrant believes that the current level of detail regarding the foreign currency transactions in which the Fund may engage is appropriate given the limited extent to which the Subadvisor anticipates engaging in these types of transactions at this time. To the extent the Subadvisor engages in such transactions to a greater extent in the future, the Registrant will consider additional strategy and/or risk disclosure as appropriate. The Registrant has incorporated the second part of this comment and revised the disclosure as set forth in response to Comment 17.

COMMENT 19:	With respect to the statement “[t]he Subadvisor maintains a long-term investment horizon,” please define “long-term investment horizon” in plain English and provide the source of that definition.

Response:	The Registrant has incorporated this comment and revised the disclosure as follows: “The Subadvisor maintains a long-term investment horizon (which it generally defines as five years or more).”

COMMENT 20:	If the Fund has a 20% basket for purposes of the Fund’s principal investment strategy, please summarize the specific investments that would be included in the 20% basket.

Response:	The Registrant confirms that the Fund does not utilize its 20% basket as part of its principal investment strategies.

Harbor Emerging Markets Equity ETF

COMMENT 21:	Please specify in plain English the “other investments” referenced in the Fund’s statement regarding its 80% policy.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Fund invests primarily in equity securities, principally common stocks, of emerging markets companies. Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities of companies ~~located in emerging market countries or other investments~~ that are tied economically to emerging market countries. For purposes of this policy, equity securities are defined as an ownership interest, or the right to acquire an ownership interest, in an issuer. Equity securities include common stocks (including depositary receipts evidencing ownership of common stock), preferred stocks and other preferred securities, convertible securities, rights and warrants, and other securities, such as hybrid securities and trust preferred securities, believed to have equity-like characteristics.”

April 1, 2025 Page 7

COMMENT 22:	Please delete the reference to “similar major financial institutions” and specify the institutions referenced in the statement regarding how the Fund defines an emerging market country.

Response:

The Registrant has deleted the reference to “similar major financial institutions” and revised the disclosure as follows:

“The Fund defines an emerging market country as any country ~~(a) that the World Bank or similar major financial institution has determined to have a low or middle economy, or (b)~~ included in the MSCI Emerging Markets Index.”

COMMENT 23:	Please define “low or middle economy” and state how the defining entity equates a “low or middle economy” to an “emerging market economy.”

Response:	The Registrant has deleted the reference to “low or middle economy” and revised the disclosure as set forth in response to Comment 22.

COMMENT 24:	With respect to the second paragraph, please consider dividing this paragraph into multiple paragraphs.

Response:	The Registrant has made changes to this paragraph in response to other Staff comments and, as such, the Registrant respectfully declines to incorporate this comment.

COMMENT 25:	With respect to the description of the Subadvisor’s investment approach in the second paragraph, please revise this description in plain English. Please clarify the meaning of “strong business fundamentals” and “earnings prospects that are not captured in the companies’ current market valuations.”

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Subadvisor employs a disciplined investment approach that seeks to identify companies that, in the Subadvisor’s view, demonstrate strong business fundamentals, such as revenue growth, strong profit margins, manageable debt and strong cash flow, and earnings prospects that are not ~~fully captured~~recognized by the market as a whole and therefore not reflected in the companies’ current market valuations. The Subadvisor uses a bottom-up investment process, employing fundamental and qualitative criteria to identify individual companies for potential investment in the Fund’s portfolio.”

April 1, 2025 Page 8

COMMENT 26:	With respect to the statement “[t]he Subadvisor employs statistical analysis, which is designed to limit certain risks in the Fund’s portfolio versus the Fund’s benchmark,” please revise this statement to plain English and further clarify that any attempts to limit risk are not guaranteed to be successful.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Subadvisor ~~employs~~uses statistical analysis~~, which is designed to limit certain risks in the Fund’s portfolio versus the Fund’s benchmark~~designed to identify and manage specific risks in the Fund’s portfolio compared to its benchmark by measuring factors like value, earnings growth, volatility, and sector over and underweights, seeking to minimize unexpected losses and improve risk-adjusted returns. The Subadvisor may incorporate environmental, social and governance considerations as a component of its risk analysis. Any attempts to limit risk are not guaranteed to be successful. The Fund’s sector weightings are an outgrowth of individual stock selection.”

COMMENT 27:	Please clarify the disclosure regarding the Fund’s sector weightings and explain the relevance of sector weightings to the Fund’s principal investment strategy.

Response:	The Registrant has revised the disclosure as set forth in response to Comment 26 to indicate that any sector weightings are the incidental result of the Fund’s strategy and are not themselves a component of the principal investment strategy.

COMMENT 28:	Please revise the statement “[t]he company executes according to the Subadvisor’s investment thesis and the market recognizes it in the stock’s valuation” to plain English.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Subadvisor may sell a stock if one of the following situations arises:

-   The ~~company executes according to the Subadvisor’s investment thesis and the market recognizes it in the stock’s valuation~~company’s stock performs in line with the Subadvisor’s expectations and reaches or exceeds a price projected by the Subadvisor.”

COMMENT 29:	Please clarify if the statement that the Fund expects to invest in approximately 40-70 companies applies only to the Fund’s 80% basket or the portfolio as a whole.

Response:	The Registrant has incorporated this comment and revised the disclosure as follows: “The Fund’s portfolio is expected ~~expects~~ to ~~invest in~~consist of approximately 40-70 companies.”

April 1, 2025 Page 9

COMMENT 30:	Please add Item 4 strategy disclosure that correlates to the Item 4 risk disclosure regarding foreign currency risk.

Response:	The Registrant notes that the Fund’s Item 4 strategy disclosure states that “[t]he Fund may invest in securities denominated in, and/or receiving revenues in, foreign currencies.” The Registrant believes that this statement adequately discloses the Fund’s exposure to foreign currencies and, thus, respectfully declines to make the proposed change.

COMMENT 31:	Global comments apply to this Fund.

Response:	The Registrant confirms that any revisions made in response to global comments will be applied to this Fund, if applicable.

Harbor International Equity ETF

COMMENT 32:	Global comments apply to this Fund.

Response:	The Registrant confirms that any revisions made in response to global comments will be applied to this Fund, if applicable.

Harbor Mid Cap Core ETF

COMMENT 33:	With respect to the statement “[t]he Fund invests primarily in equity securities, principally common stocks, of mid-capitalization companies,” please clarify this text. The disclosure suggests that the Fund invests in securities other than equity securities.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Fund invests ~~primarily~~principally in ~~equity securities, principally~~ common stocks and other equity securities~~,~~ of U.S. mid-capitalization companies.”

COMMENT 34:	Please clarify the statement “[u]nder normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of mid-cap companies, which the Fund defines as those with market capitalizations that fall within the range of the Russell Midcap Index (the ‘Index’), provided that if the upper end of the capitalization range of that Index falls below $15 billion, the Fund will continue to define those companies with market capitalizations between the upper end of the range of the Index and $15 billion as mid-cap companies.” The Staff feels that this statement does not make clear the lower end of the range of capitalizations that the Fund will use for determining whether an issuer is a mid-cap company.

April 1, 2025 Page 10

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of mid-cap companies, which the Fund defines as those with market capitalizations that fall within the range of the Russell Midcap(R) Index (the ‘Index’), provided that ~~if~~ the upper end of the capitalization range of that Index ~~falls below~~ equals or exceeds $15 billion,. If the upper end of the Index’s capitalization range falls below $15 billion, the Fund will ~~continue to~~ define those companies with market capitalizations between the ~~upper~~lower end of the range of the Index and $15 billion as mid-cap companies.”

COMMENT 35:	Please specify the types of issuers in which the Fund will invest (e.g., foreign, domestic, emerging market, etc.)

Response:	The Registrant confirms that the Fund does not intend to invest in the securities of foreign or emerging markets issuers as part of its principal investment strategy. The Registrant has revised the disclosure as set forth in response to Comment 33 to indicate that the Fund invests principally in U.S. mid-cap companies.

COMMENT 36:	Please use the most recent reconstitution date of the Index for disclosing the range of the Index or explain supplementally why using December 31, 2024 is a more appropriate date for providing this information. Please further clarify the statement that the Index’s range is expected to “change frequently.”

Response:	The Index is typically reconstituted annually at the end of each June. The Registrant therefore feels that it is reasonable to use the more recent date of December 31, 2024, for purposes of disclosing the Index’s range in this registration statement. The Registrant further respectfully believes that additional disclosure explaining that the range of a major market index will change as the market capitalizations of its constituents rise and fall is not required.

COMMENT 37:	Global comments apply to this Fund.

Response:	The Registrant confirms that any revisions made in response to global comments will be applied to this Fund, if applicable.

Harbor Mid Cap Value ETF

COMMENT 38:	With respect to the statement “[t]he Fund considers all constituent securities of any value index defined by FTSE Russell to be value stocks,” please clarify that any constituents of a FTSE Russell value index in which the Fund invests as part of its 80% policy also satisfy the Fund’s definition of a mid-cap company. Please specify the specific FTSE Russell value indexes that will be used.

April 1, 2025 Page 11

Response:	The Registrant confirms that for purposes of its 80% policy the Fund will only invest in mid-cap stocks that it considers “value” stocks. The Registrant feels that its disclosure is clear in this regard. The Registrant further believes that it has provided sufficient specificity regarding the criteria it will use to define value stocks and it respectfully declines to identify the specific FTSE Russell indexes.

COMMENT 39:	Global comments apply to this Fund.

Response:	The Registrant confirms that any revisions made in response to global comments will be applied to this Fund, if applicable.

Harbor SMID Cap Core ETF

COMMENT 40:	Global comments apply to this Fund.

Response:	The Registrant confirms that any revisions made in response to global comments will be applied to this Fund, if applicable.

Harbor SMID Cap Value ETF

COMMENT 41:	Global comments apply to this Fund.

Response:	The Registrant confirms that any revisions made in response to global comments will be applied to this Fund, if applicable.

Harbor Transformative Technologies ETF

COMMENT 42:	Please supplementally confirm that the Fund does not invest directly or indirectly in Bitcoin or other digital assets.

Response:	The Registrant confirms that the Fund does not invest directly or indirectly in Bitcoin or other digital assets.

COMMENT 43:	Please define the term “equity-related securities” and identify each security in which the Fund will invest principally.

Response:	The Registrant has deleted the references to equity and equity-related securities from the Fund’s 80% policy because “equity” is not in the Fund’s name. The Registrant has also deleted the other reference to equity-related securities as set forth in response to Comment 46.

COMMENT 44:	The Staff believes that the statement – “[t]he Fund defines transformative technology companies as technology companies, along with businesses in other industries, that the Subadvisor determines to be engaged in offering, using or developing products, processes or services that provide or benefit from technological advances and improvements” – does not provide a definition of a “transformative technology company.” Please specify the criteria the Fund will use to determine whether a company’s economic fortunes are tied to transformative technologies. Consider specifying that at least 50% of a company’s revenues must be tied to transformative technologies to be considered a transformative technology company.

April 1, 2025 Page 12

Response:

The Registrant has incorporated this comment and replaced the first paragraph of the strategy section with the following disclosure:

“Under normal circumstances, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in securities of “transformative technology” companies. Transformative technology companies are companies that the Subadvisor (as defined below) believes to have growth potential tied to the offering, use or development of products, processes or services that provide or benefit from technological advances and improvements. In making its determination that a company is a transformative technology company, the Subadvisor considers the company’s ability or potential to alter the way consumers, industries or businesses operate through its use of innovative technology to build a competitive advantage. The Fund is “non-diversified,” meaning that a relatively high percentage of its assets may be invested in a limited number of issuers. The Fund invests in securities across the market capitalization spectrum.”

COMMENT 45:	Please delete the phrase “businesses in other industries” from the above-mentioned language as it is overly vague. Please specify any particular industries.

Response:	The Registrant has incorporated this comment and revised the disclosure as set forth in response to Comment 44.

COMMENT 46:	With respect to the statement “[t]he Fund invests primarily in equity securities, typically common stocks, but may also invest in equity-related securities including American Depositary Receipts (‘ADRs’),” please delete the word “typically.”

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Fund principally invests ~~primarily~~ in ~~equity securities, typically~~ common stocks~~, but~~and may also invest in ~~equity-related securities~~, ~~including~~ American Depositary Receipts (‘ADRs’).”

COMMENT 47:	With respect to the statement “[t]he companies in which the Subadvisor seeks to invest typically possess a combination of the following characteristics,” please delete the word “typically.”

Response:	The Registrant has revised the disclosure and removed this use of “typically” as set forth in response to Comment 48.

April 1, 2025 Page 13

COMMENT 48:	Please revise the terms used in the bullet points included in the principal investment strategy disclosure in plain English.

Response:

The Registrant has incorporated this comment by removing the bullet points and adding the following disclosure in their place:

“The Subadvisor looks to invest in companies that have a strong and defensible competitive position, unique growth drivers or upcoming catalysts (e.g., launching a new product, expanding into a new market, securing a major partnership or benefiting from a new industry trend), a proven and experienced management team, the ability to capitalize on economic trends, and/or expected growth in revenue, or earnings, and/or cash flow that the Subadvisor expects to outpace market averages.”

COMMENT 49:	With respect to the statement “[t]he Fund concentrates its investments (i.e., holds more than 25% of its total assets) in the securities of companies in the information technology sector,” please note the 1940 Act and Form N-1A refer to “industries” when discussing concentration policies. Please express the Fund’s concentration policy in terms of industries or groups of industries in which the Fund may concentrate as opposed to sectors.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“The Fund concentrates its investments (i.e., ~~holds more than~~invests 25% or more of its total assets) in the securities of companies in the ~~information technology sector~~groups of industries comprising the information technology sector.”

COMMENT 50:	Regarding the depositary receipt risk disclosure, please revise to describe the specific types of depositary receipts in which the Fund will invest principally.

Response:	The Registrant respectfully notes that the existing disclosure states that the Fund will invest in American Depositary Receipts. The Registrant further believes that its current disclosure regarding depositary receipts is appropriate based on the extent to which depositary receipts will be used in the portfolio. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

COMMENT 51:	Global comments apply to this Fund.

Response:	The Registrant confirms that any revisions made in response to global comments will be applied to this Fund, if applicable.

All Funds

COMMENT 52:	Please revise the Item 9 disclosure regarding depositary receipts to only include the types of depositary receipts in which the Funds will invest principally.

April 1, 2025 Page 14

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“Depositary receipts include American Depositary Receipts (‘ADRs’), ~~European Depositary Receipts (‘EDRs’), International Depositary Receipts (‘IDRs’),Hong Kong Depositary Receipts (‘HDRs’) and~~ Global Depositary Receipts (‘GDRs’) and Non-Voting Depositary Receipts (“NVDRs”). ADRs (sponsored or unsponsored) are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying foreign securities. Most ADRs are traded on a U.S. stock exchange. Issuers of unsponsored ADRs are not contractually obligated to disclose material information in the U.S., so there may not be a correlation between such information and the market value of the unsponsored ADR. ~~EDRs and IDRs are receipts typically issued by a European bank or trust company evidencing ownership of the underlying foreign securities~~. GDRs are receipts issued by either a U.S. or non-U.S. banking institution evidencing ownership of the underlying foreign securities. ~~HDRs are receipts evidencing ownership of shares in a corporation outside Hong Kong that trade on the Hong Kong Stock Exchange~~ NVDRs are trading instruments issued by the Thai NVDR Company Limited intended to stimulate trading activity in the Thai stock market.”

COMMENT 53:	Regarding the C WorldWide Emerging Markets Composite, revise the text to disclose that performance is shown either (i) net of all actual fees and expenses related to each account in the composite or (ii) adjusted to reflect all fees and expenses included in the Fund’s fee and expense table.

Response:	The Registrant notes that C WorldWide Emerging Markets Composite Performance Information disclosure states that “[t]o calculate the performance of the C WorldWide EM Composite net of expenses, the Advisor applied the net Fund operating expenses payable by the Fund, as applicable, as disclosed in the ‘Total Annual Fund Operating Expenses’ line item of the Fund’s fee table in the Fund Summary section.” The Registrant believes that this statement adequately discloses that performance is adjusted to reflect the expenses included in the Fund’s fee and expense table and, therefore, respectfully declines to make the proposed change.

COMMENT 54:	Please confirm supplementally that the deduction of a Fund’s net operating expenses from a composite’s performance does not result in higher performance than what would have been achieved using the composite’s actual fees and expenses.

Response:	The Registrant confirms that the use of the Fund’s net operating expenses does not result in performance that is higher than what would have been achieved using the actual fees and expenses.

COMMENT 55:	Regarding the description of each composite that includes the statement that the composite “is comprised of all fee-paying accounts under fully discretionary management,” please revise to reflect that the composite includes all private accounts or investment company accounts with substantially similar strategies

April 1, 2025 Page 15

and investment policies. The Staff does not understand the reference to “all fee-paying accounts.” Further, please clarify why the specification of accounts “under fully discretionary management” is being made. Please confirm if other accounts are being excluded.

Response:	The Registrant has deleted the term “fully” from the referenced disclosure. However, the Registrant notes that the language used to describe the composite aligns with common industry descriptions of GIPS-compliant performance presentations and it is not intended to indicate that accounts are being excluded from the composite. The Registrant therefore respectfully declines to make further revisions.

COMMENT 56:	Regarding the description of each composite that states the “estimated net Fund operating expenses” were applied to calculate the composite performance, please explain why these expenses are estimated.

Response:	The Registrant notes that the description of each composite that states the “estimated net Fund operating expenses” were applied to calculate the composite performance further states that the estimated net Fund operating expenses were “as disclosed in the ‘Total Annual Fund Operating Expenses’ line item of the Fund’s fee table in the Fund Summary section.” The calculation of the “Total Annual Fund Operating Expenses” line item includes the “Other Expenses” line item in the same fee tables. In accordance with Item 3 of Form N-1A, the “Other Expenses” line items of the Fees and Expenses tables are estimated for the current fiscal year. Thus, the net Fund operating expenses applied to calculate the composite performance are also estimated.

COMMENT 57:	For each set of composite returns, please ensure that net returns are presented before gross returns.

Response:	The Registrant will revise so that net returns are presented before gross returns for each set of composite returns.

Statement of Additional Information

COMMENT 58:	To the extent you have not already done so, with respect to engaging in the activities that are discussed in fundamental investment restrictions numbers 2 and 5, please disclose in the SAI what activities related to those restrictions are permissible under the 1940 Act.

Response:

The Registrant notes that the SAI includes the following disclosure regarding which activities related to fundamental investment restrictions numbers 2 and 5 are permissible under the 1940 Act:

“For purposes of fundamental investment restrictions nos. 2 and 5, under the Investment Company Act as currently in effect, the Funds are not permitted to issue senior securities, except that a Fund may borrow from any bank if immediately after such borrowing the value of the Fund’s total assets is at least 300% of the principal amount of all of the Fund’s

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borrowings (i.e., the principal amount of the borrowings may not exceed 33 1/3 % of the Fund’s total assets). In the event that such asset coverage shall at any time fall below 300%, each Fund shall, within three days (not including Sundays and holidays) thereafter or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to such an extent that the asset coverage of such borrowing shall be at least 300%. In addition, each Fund is permitted to invest in derivatives and other transactions that create future payment or delivery obligations so long as the Fund complies with applicable law. With respect to fundamental investment restriction no. 5, Rule 18f-4 provides an exemption from the Investment Company Act’s prohibitions on the issuance of senior securities for derivatives transactions and certain other transactions involving future payment obligations, subject to certain conditions. See the discussion of Rule 18f-4 under “Derivative Instruments” in this Statement of Additional Information.”

COMMENT 59:	To the extent you have not already done so, with respect to engaging in the activities that are discussed in fundamental investment restriction number 8, please disclose in the SAI what activities related to that restriction are permissible under the 1940 Act.

Response:

The Registrant has incorporated this comment by adding the following disclosure:

“With respect to fundamental investment restriction no. 8, the Investment Company Act generally permits a Fund to loan money in amounts of up to 33 1/3% of its total assets. This limitation does not, however, apply to the Fund’s purchase of debt obligations or acquisitions of loans, loan participations or other forms of debt instruments.”

COMMENT 60:	Regarding the statement of the Funds’ concentration policy in the SAI, please revise and express in terms of “industries” or “groups of industries” as opposed to “sectors.” Please further harmonize the concentration policy as stated in fundamental investment restriction number 4 with the explanatory language regarding the concentration policy.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or group of industries (excluding the U.S. government or any of its agencies or instrumentalities), provided, however, that Harbor Transformative Technologies ETF will invest 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the groups of industries comprising the information technology sector;”

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The Registrant believes that the explanatory disclosure regarding concentration is not inconsistent with how the Funds’ concentration policy is stated in fundamental investment restriction number 4 and respectfully declines to incorporate any changes in response to the second part of this comment.

COMMENT 61:	Please disclose the source of the opinions stated regarding industry classifications in the explanatory language following the fundamental investment restrictions.

Response:

The Registrant has incorporated this comment and revised the disclosure as follows:

“For purposes of fundamental investment restriction no. 4, each Fund will consider concentration to be the investment of more than 25% of the value of its total assets in any one industry or group of industries. ~~In addition, telephone companies are considered to be in a separate industry from water, gas or electric utilities; personal credit finance companies and business credit finance companies are deemed to be in separate industries; banks and insurance companies are deemed to be in separate industries; wholly owned finance companies are considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents; and privately~~ Privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry.”

COMMENT 62:	With respect to the statement that privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry, please note the Staff believes that this position conflicts with section 8(b)(1)(e) of the Investment Company Act of 1940 by allowing the Fund freedom to concentrate. The Staff does not believe it is consistent with the Act to categorically exclude asset-backed securities from counting as investments in an industry or group of industries, because concentrated investments in those investments can expose investors to risks common to one industry or a group of industry. Please delete this statement or revise this statement so say that only government-backed asset backed securities do not represent investments in particular industries.

Response:	The Registrant notes that a commonly accepted understanding of industry is an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (“MBS”) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. The Registrant further notes generally that obligations issued or guaranteed by the U.S. Government and its agencies and instrumentalities (the “U.S. Government”) have not historically been considered by the Commission to be an industry for purposes of a fund’s industry concentration policy. The Fund treats mortgage-backed securities that are composed entirely of pools of mortgages that are insured or guaranteed by the U.S. Government to be U.S. Government securities for purposes of the industry

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concentration policy because all principal and interest payments that would flow through to the holders of those mortgage pools are backed by the U.S. Government. The risk of default on those mortgage-backed securities is the same as the risk of default for other U.S. Government securities – namely it depends upon the creditworthiness of the U.S. Government and not the private issuer of the mortgage-backed securities. As a result, the identity of the issuer of those securities is not relevant from an economic perspective. For the foregoing reasons, the Registrant respectfully declines to revise the disclosure. The Registrant acknowledges that the SEC Staff disagrees with the Registrant’s position.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7165.

Sincerely,

/s/ Edwin Batista
Edwin Batista

Cc:	Diana R. Podgorny, Esq.

Meredyth Whitford-Schultz, Esq.

Meredith Dykstra, Esq.

Connor Sheridan, Esq.

Harbor ETF Trust

Christopher P. Harvey, Esq.

Stephanie A. Capistron, Esq.

Dechert LLP